CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Amendment No. 2 to Form S-1 Registration Statement Under the Securities Act of 1933 of our report dated June 2, 2016 for the year ended September 30, 2015 and for the period from May 5, 2014 (inception) through September 30, 2014, which includes an explanatory paragraph regarding the substantial doubt about the Company’s ability to continue as a going concern, relating to the financial statements of GH Capital, Inc., which appear in such Registration Statement and Preliminary Prospectus for the registration of 16,997,417 shares of GH Capital, Inc. common stock.

We also consent to the references to us under the heading “Interests of Named Experts and Counsel” in such Registration Statement.

/s/ D’Arelli Pruzansky, P.A.

D’Arelli Pruzansky, P.A.

Certified Public Accountants

Coconut Creek, Florida

August 26, 2016